UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Oragenics, Inc.

(Name of Issuer)

    Common Stock, par value $0.001 per share

(Title of Class of Securities)

    684023-10 4

(CUSIP Number)

Mark A. Catchur

Shumaker, Loop & Kendrick LLP

101 E. Kennedy Blvd. Suite 2800

Tampa, FL 33602

(813) 229-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 30, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023-10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Koski Family Limited Partnership 75-2707549
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 54,960,000 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 54,960,000 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 54,960,000 (1) (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 50.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 684023-10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Koski
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 893,333 (See Item 5)
	8.	Shared voting power 54,960,000 (1)
	9.	Sole dispositive power 893,333 (See Item 5)
	10.	Shared dispositive power 54,960,000 (1)
11.	Aggregate amount beneficially owned by each reporting person 55,853,333 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.6% (2)
14.	Type of reporting person (see instructions) IN

(1)	Represents shares owned by the Koski Family Limited Partnership (“KFLP”) of which Ms. Koski is a general partner and may be deemed to have beneficial ownership. Ms. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest.
(2)	Based upon 108,083,148 Company shares outstanding as of February 12, 2010.

CUSIP No. 684023-10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Koski
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 453,333 (See Item 5)
	8.	Shared voting power 56,360,000 (3)
	9.	Sole dispositive power 453,333 (See Item 5)
	10.	Shared dispositive power 56,360,000 (3)
11.	Aggregate amount beneficially owned by each reporting person 56,813,333 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.2% (2)
14.	Type of reporting person (see instructions) IN

(3)	Includes: (a) 54,960,000 shares owned by the KFLP, of which, Mr. Koski is a general partner and may be deemed to have beneficial ownership. Mr. Koski disclaims beneficial ownership of the share held by the KFLP except to the extent of his pecuniary interest (b) 1,400,000 shares owned by trusts which Mr. Koski serves as trustee. Such trusts are the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (200,000 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (500,000 shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (500,000 shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (200,000 shares).

CUSIP No. 684023-10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Beverly L. Koski
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 40,000 (4)
	8.	Shared voting power 54,960,000 (5) (See Item 5)
	9.	Sole dispositive power 40,000 (4)
	10.	Shared dispositive power 54,960,000 (5) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 55,000,000 (4) (5) (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 50.8% (2)
14.	Type of reporting person (see instructions) IN

(4)	Ownership of 40,000 shares is through Koski Management, Inc. (a general partner of the KFLP). Ms. Beverly Koski is the sole shareholder of Koski Management, Inc.
(5)	The 54,960,000 shares are owned by the KFLP, of which Koski Management, Inc. and Ms. Koski may be deemed to have beneficial ownership. Ms. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest through Koski Management, Inc.

CUSIP No. 684023-10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Thomas L. Koski
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,393,334
	8.	Shared voting power 54,960,000 (6) (See Item 5)
	9.	Sole dispositive power 1,393,334
	10.	Shared dispositive power 54,960,000 (6) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 56,353,334 (6) (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 52.1% (2)
14.	Type of reporting person (see instructions) IN

(6)	Includes 54,960,000 shares owned by the KFLP, of which, Mr. Koski is a general partner and may be deemed to have beneficial ownership. Mr. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on July 8, 2009 (the “Original Schedule 13D” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (“Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 13700 Progress Boulevard, Alachua, Florida, 32615.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	Koski Family Limited Partnership (“KFLP”), a Texas partnership.

(2)	Christine L. Koski, the managing general partner of KFLP and Chairman of the Board of Directors of the Issuer.

(3)	Robert C. Koski, a general partner of KFLP and a Director of the Issuer.

(4)	Beverly L. Koski, as sole shareholder of Koski Management Inc., a general partner of KFLP.

(5)	Thomas L. Koski, a general partner of KFLP.

KFLP is a Texas -based private family partnership principally engaged in the business of investing and managing its own private equity investments.

The business address for KFLP is 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

Each of the individuals set forth in clauses (2) through (5) are United States citizens. The business address for each is c/o Koski Family Limited Partnership, 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

KFLP and the individuals listed in clauses (2) through (5) above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.” The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1 and incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes an amendment to the original report of the Reporting Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Original Schedule 13D is supplemented and amended by the information below.

On December 30, 2009, the Company entered into and consummated a private placement of equity pursuant to a Common Stock Purchase Agreement (the “Securities Purchase Agreement”) with accredited investors as follows: the Koski Family Limited Partnership (“KFLP”), Carol E. Martin, Kelly H. Leaird, Mark Bailey and Jeffrey Hillman.

Pursuant to the terms of the Securities Purchase Agreement, the Company issued 10,016,250 shares of its Common Stock at a price of $0.25 per share to the investors for $2,504,062.50, the payment of which consisted of the following: $2,450,000 in cash at closing and $54,062.50 pursuant to the cancellation of the same dollar amount of outstanding deferred compensation obligation owed by the Company to Dr. Jeffrey Hillman. Approximately half of the total investment, or $1,250,000, was made by the KFLP. In conjunction with, and as a condition to closing of the financing, the KFLP was issued 4,000,000 shares of the Company’s Common Stock at $0.25 per share, which was the same price per share paid by the investors, in exchange for the cancellation of its $1.0 million secured note. The loan originally had been secured by substantially all of the Company’s assets (excluding receivables) and required interest payments at the rate of Prime plus 4.0% which were payable quarterly.

Contemporaneously with the financing transaction contemplated by the Securities Purchase Agreement, the KFLP also elected to exercise previously issued warrants (issued on June 30, 2009) to purchase 1,000,000 shares of Company Common Stock. The warrants were exercised through the payment by the KFLP of the warrant exercise price of $0.10 per share.

Additionally, Christine L. Koski and Robert C. Koski, as Directors of the Company, each exercised previously issued options to purchase 100,000 shares of the Company’s Common Stock at the option exercise price of $0.10 per share. The exercise price was paid from personal funds from Mr. Robert C. Koski and Ms. Christine L. Koski. These options were automatically granted to both Christine and Robert Koski when they became non-employee directors of the Company on June 30, 2009.

On January 13, 2010, the Company completed the $3,004,062.50 private placement contemplated by the Securities Purchase Agreement and issued another 2,000,000 shares of common stock at a price of $0.25 per share to the accredited investors, of which, the KFLP again participated in one half of the remainder of the aggregate investment by acquiring 1,000,000 shares for $250,000.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented and amended by the information below.

The information in Item 3 of this Amendment No. 1 is incorporated herein by reference. The purpose of the purchase of additional shares by the KFLP through the Securities Purchase Agreement was for the KFLP to participate in a private placement offering by the Company to other accredited investors pursuant to the conditions and requirements of such investors and as a result of a need by the Company for additional capital. While the KFLP has no participation or preemptive rights it may from time to time seek to participate in future offerings by the Company.

Prior to the initial closing of the Securities Purchase Agreement, the KFLP made a distribution of 6,040,000 shares of Oragenics, Inc. common stock to its general partners. The KFLP may make additional distributions to its general partners in the future. On January 2, 2010, Ms. Christine L. Koski, Mr. Robert C. Koski and Mr. Thomas L. Koski made gifts of some of the shares they individually owned following the distribution by the KFLP (the “Gifts”). These individuals may make additional gifts in the future. Certain of the Gifts were to trusts of which Mr. Robert C. Koski serves as trustee.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Filing is supplemented and amended by the information below:

This Amendment is being filed to report the changes in beneficial ownership resulting from the participation by the KFLP in the Company’s private placement, the conversion of its note into shares as part of the private placement, the exercise of the outstanding warrant, the exercise of outstanding options by Christine Koski and Robert Koski and the Gifts. As of February 12, 2010, the Reporting Persons beneficially own an aggregate of 57,740,000 shares of Common Stock, or approximately 53.4% of the Common Stock then outstanding.

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	The Koski Family Limited Partnership (“KFLP”) beneficially owns of the 54,960,000 shares of Common Stock, constituting approximately 50.8% of the Common Stock of the Issuer outstanding as of February 12, 2010. The KFLP may be deemed to have shared voting power and investment power with respect to all shares of Common Stock referred to above.

(2)	Christine L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 54,960,000 shares of Common Stock beneficially owned by the KFLP, constituting approximately 50.8% of the Common Stock of the Issuer outstanding as of February 12, 2010. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Ms. Koski beneficially owns 893,333 shares of common stock, constituting less than one percent of the Common Stock of the Issuer outstanding as of February 12, 2010. Ms. Koski has sole voting and investment power with respect to these shares.

(3)	Robert C. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 54,960,000 shares of Common Stock beneficially owned by the KFLP, constituting approximately 50.8% of the Common Stock of the Issuer outstanding as of February 12, 2010. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski beneficially owns 453,333 shares of common stock, constituting less than one percent of the Common Stock of the Issuer outstanding as of February 12, 2010. Mr. Koski has sole voting and investment power with respect to these shares. Mr. Koski also may be deemed to be the beneficial owner of an aggregate of 1,400,000 shares of Common Stock beneficially owned by trusts of which Mr. Koski serves as trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (200,000 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (500,000 share); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (500,000) shares; and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (200,000 shares).

(4)	Beverly L. Koski as the sole shareholder of Koski Management, Inc. (a general partner of the KFLP), may be deemed to be beneficial owner of the 54,960,000 shares of Common Stock beneficially owned by the KFLP, constituting approximately 50.8% of the Common Stock of the Issuer outstanding as of February 12, 2010. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Ms. Koski beneficially owns 40,000 owned by Koski Management Inc. which Ms. Koski has sole control.

(5)	Thomas L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 54,960,000 shares of Common Stock beneficially owned by the KFLP, constituting approximately 50.8% of the Common Stock of the Issuer outstanding as of February 12, 2010. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski beneficially owns 1,393,334 shares of common stock consisting of 1.2% of the Common Stock of the Issuer outstanding as of February 12, 2010. Mr. Koski has sole voting and investment power with respect to these shares.

(c) To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1*	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2*	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3*	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4*	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5*	Power of Attorney of Beverly L. Koski dated July 2, 2009.

Exhibit 99.6*	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 12, 2010

KOSKI FAMILY LIMITED PARTNERSHIP

By	/s/ Christine L. Koski*
Christine L. Koski
General Managing Member

/s/ Christine L. Koski*
Christine L. Koski

/s/ Robert C. Koski*
Robert C. Koski

/s/ Thomas L. Koski*
Thomas L. Koski

/s/ Beverly Koski*
Beverly Koski

*By:	/s/ Mark A. Catchur
Mark A. Catchur
As Attorney-in-Fact

*	Mr. Mark A. Catchur is signing as Attorney-in-Fact pursuant to powers of attorney dated July 1, 2009 and July 2, 2009 granted by each Reporting Person, copies of which are filed as exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

Index of Exhibits

Exhibit 99.1*	Power of Attorney KFLP dated July 1, 2009.

Exhibit 99.2*	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3*	Power of Attorney Robert C. Koski dated July 2, 2009.

Exhibit 99.4*	Power of Attorney Thomas L. Koski dated July 2, 2009.

Exhibit 99.5*	Power of Attorney Beverly Koski dated July 2, 2009.

Exhibit 99.6*	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Original Schedule 13D filed by Oragenics, Inc. on July 8, 2009 and incorporated herein by reference.